Exhibit 99.1

Explanation of Responses:

(1) Common Stock held directly by Brookfield Retail Holdings VI LLC, a Delaware limited liability company (“BRH VI”) of which Brookfield Retail Split II LLC, a Delaware limited liability company (“BR Split II”) is the sole member. BR Split II, as the sole member of BRH VI, may be deemed to have an indirect pecuniary interest in the shares of Common Stock directly beneficially owned by BRH VI. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock held by BRH VI is reported herein. BR Split II disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by BRH VI, except to the extent of any indirect pecuniary interest therein.

(2) The Reporting Person was wound up.